Filed pursuant to Rule 433
Registration No. 333-134553
September 19, 2006

Lehman Brothers Holdings Inc.

3M LIBOR Floating Rate Notes due April 4, 2016

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:

$50,000,000 (re-opening to become fungible with the outstanding $250,000,000 Floating Rate Notes due April 4, 2016, issued on March 29, 2006, so that the aggregate principal amount outstanding after the issue of these Notes will be $300,000,000)

Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	99.7079% of principal amount (plus accrued interest from July 5, 2006)
Settlement Date:	September 22, 2006
Maturity Date:	April 4, 2016
Coupon:	3-month LIBOR (Telerate Page 3750) plus 0.36%
Interest Payment Dates:	Quarterly on the 4th of each October, January, April and July, commencing on October 4, 2006
Interest Determination Dates:	Two London business days prior to the first day of the relevant interest period
Day Count :	Actual/360
Business Day Convention:	Modified Following, Adjusted
CUSIP:	52517PF71
Denominations:	$1,000
Underwriters:	Lehman Brothers 98% (bookrunner)
SunTrust Robinson Humphrey, Mellon Financial Markets, LLC (1% each)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.